EXHIBIT 4.15

AMENDMENT TO
RIGHTS AGREEMENT

AMENDMENT (the “Amendment”), dated as of February 18, 2005, to the Rights Agreement, dated as of January 23, 1997 (the “Rights Agreement”), between Lam Research Corporation., a Delaware corporation (the “Company”), and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), a New Jersey limited liability company as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, from time to time the Company may, and the Rights Agent shall if the Company so directs, supplement and amend the Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is advisable in connection with the foregoing and the Company desires to evidence such amendment in writing.

AGREEMENT

Accordingly, the parties agree as follows:

A. Amendment of Section 1(s). Section 1(s) of the Rights Agreement is hereby amended and supplemented by deleting the following: “Final Expiration Date” shall mean the close of business on January 31, 2007”, and replacing it with the following: “Final Expiration Date” shall mean the close of business on February 28, 2005.”

B. Amendment of Section 7(a). Section 7(a) of the Rights Agreement is hereby amended and supplemented by deleting the following: “the close of business on January 31, 2007 (the “Final Expiration Date”)”, and replacing it with the following: “the close of business on February 28, 2005 (the “Final Expiration Date”).”

C. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

D. Miscellaneous. This Amendment shall be governed and construed in accordance with the laws of Delaware applicable to contracts to be made and to be performed entirely within such state. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meanings assigned to them in the Rights Agreement. The Rights Agent and the Company hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment.

LAM RESEARCH CORPORATION	MELLON INVESTOR SERVICES LLC

By /s/ George M. Schisler	By: /s/ Cecil Bobey

Name George M. Schisler	Name: Cecil Bobey
Title: Director of Legal Services and Assistant Secretary	Title: Assistant Vice President

2